MOXI

Made for gig life

Financial wellbeing for the growing Gig Economy

INVESTOR DECK



www.wehavemoxi.com

Freelancers (1 in 3 Americans) potentially face financial loss and anxiety due to the lack of tools to help them maintain stability

"Money stress is real, nobody likes money stress, it affects your mental health and your creativity. So if you want to be doing your best work, you shouldn't be worried when or if you'll be paid, how are you going to eat today - which a lot of artists struggle with, that's a reality of being any young creative."

- Bianca Allen, freelance designer



Our focus is solving this critical painpoint:

Over 70% of freelancers have struggled to get paid for their work causing significant risk to their financial wellness

Agreed work contracts for freelancers is a legal requirement in states such as NY. However, many freelancers are unaware or simply don't know how to legally protect themselves, resulting in potentially high risk of not getting paid or facing client disputes over work.



The Moxi solution: Getting paid

An end-to-end seamless payment service that empowers freelancers to easily setup legally binding work agreements with their clients, smart contracts, and control over how they get paid in addition to fee charges.

FREELANCER

CLIENT

CREATES WORK
PROPOSAL &
CONTRACT

WORK AGREEMENTS
ON MOXI

AGREES TO WORK
CONTRACT

REQUESTS PAYMENTS
(INCLUDING DEPOSITS, INCREMENTAL PAYMENTS)

PAYMENT
PROCESSOR

RECEIVES REQUESTS

GETS PAID

PAYS FREELANCER

04



The Moxi solution: Financial wellness

Getting paid is just part of the problem. We believe that providing a set of holistic tools will improve the productivity, happiness, and overall success of the freelancer community.

How much taxes do I owe?

Can I afford to do this gig?

What happens if I get sick and can't work?

How can I find others to collab with on projects?

| TAX MANAGEMENT | FINANCIAL MANAGEMENT | FREELANCER INSURANCE | COMMUNITY MARKETPLACE |

We built an app that provides freelancers with the solution to getting paid on time and maintain effortless financial wellbeing - all in one place

Send money
Get paid
ALL GIGS
PHOTOGRAPHY
TEACHING
MONEY IN
$3,000.00
MONEY OUT
$1,245.50
TAXES
$389.29
Total money in
Total
$3,000.00
Pending
$286.70
Overdue
$415.00
Paid
$2,298.30
Money in
Maryann Jones
You requested today
$76.60
Requested
Thomas Grundich
2 days late
$415.00
Overdue
Susan McCorman
Received Oct 12
$349.50
Paid
SHOW MORE

All your gigs in once place

Download on the App Store

Request money
Wendy Taylor
Select gig to tag invoice
PHOTOGRAPHY
TUTORING
Invoice number: P00021
Description
Price
Qty
Total
Photo prints
$100.00
1
$100.00
+ ADD ITEM
Moxi fee
+ Add discount
Add fee to invoice
$2.00
Total amount invoiced
$102.00
Add a photo
Slide to send request

Request and get paid for your work easily and securely

Send customized invoices in a flash

Control and transparency over fees

Get the app now





How it all started...

While recently leading product design strategy for business banking at the largest U.S. bank, I came to realize that, due to innovation and legacy constraints, incumbent banks were unable to accommodate the needs of a large rapidly growing workforce, impacting 60 million Americans.

So I decided to start a new venture and launch an app called Moxi, to help the lives of millions of freelancers facing common financial challenges.



Evelyne Kanakis

 **CEO & CO-FOUNDER**

10+ years global fintech innovation

 **HARVARD BUSINESS SCHOOL**

EMBA, Alumni '19

Evelyne's LinkedIn profile



Introducing my founding team at Moxi, bringing diverse skills across the pillars of innovation, creativity, technology, operations, and business development.



Matt Yeoh
CTO

Having spent 20 years building and innovating for leading technology companies, I believe in strong products and simple technology as enablers for the betterment of human lives.

 Matt's LinkedIn profile



Andy Dalton
Operations

I caught the startup bug in Silicon Valley. Since then, I've had the opportunity to help innovative companies raise capital, negotiate game-changing contracts, and navigate complex legal hurdles.

 Andy's LinkedIn profile



Laura Kimmel
Creative Director

Having spent over 15 years in the gig economy as a freelance creative, I want to empower freelancers to reach their full potential by focusing on what they love instead of worrying about money.

 Laura's LinkedIn profile

The growing Gig Economy



There are about

60 million
freelancers today

(1 in 3 Americans)



$1.3 trillion revenue

generated for the U.S. economy by independent workers

equal to about 6.7 percent of U.S. GDP (2017)

Source(s): MBO Partners 2018 State of Independence
Upwork/Freelancers Union report 2018

Our focus on the creative economy

Creative freelancers experience the highest anxiety around the lack financial tools due to the unpredictability of their work.



Our addressable market in New York

1.3 million
total skilled freelancers

313,000
creative freelancers

$9.4 billion
annual earnings



Our unique market positioning

The financial services landscape today consists of two traditional segments consumer and business banking. The gig economy, in particular creative freelancers, tend to have the mindset of a consumer, but require jobs to be done that fall under typical business banking. This gap in the market is where Moxi will be focusing its opportunity to provide tailored services within the Gig Economy.



Consumer banking

Business banking

A new hybrid customer segment with unmet needs is a market opportunity for Moxi



| ATTENTION | CONSIDERATION | DECISION | COMMITTMENT |

PARTNERSHIPS WITH INDUSTRY ASSOCIATIONS

Partnering with associations representing targeting market segments, reaching out to their freelance members, providing financial advice and promoting Moxi

CUSTOMER SUPPORT

Provide easy on-boarding and friendly, helpful customer support

PROVIDING EDUCATION

Providing content and education on business related information.

GUERILLA MARKETING

Creatively immersing ourselves and positioning the Moxi brand within our target demographic. Viral content to push social media attention.

PRODUCT UPDATES

Offering high value features and compelling user experience

SOCIAL MEDIA, CONTENT, INFLUENCER MARKETING

Promoting content that provides relatable, informative and authentic content to freelancers.

INVITE ONLY EVENTS

Loyal customers invited to attend exclusive Moxi partnered events

OFFER FEE-FREE FOR NEW CUSTOMERS

Offer signup promotions, first number of payments fee-free

REFERRAL PROGRAM

Rewards for referring new users

ORGANIC NETWORK EFFECTS

Encouraging payers to download and signup to Moxi

11

Market outreach at Art Basel Miami

Our guerrilla marketing approach at Art Basel during Dec 2019, involved reaching out and interacting with 100's of creatives. The experience validated our belief that authentic immersion and connecting with the community will provide us with competitive advantage and user growth.


Freelancers share their
financial challenges with us

Click to view video on YouTube


leveyofficial
wehavemoxi
@pr0filetheshow
Mentions · lovejzajza
Aww thanks for the photo/
shoutout @wehavemoxi
iamgrety 4h
wehavemoxi
See you in NYC next
week
@iamgrety
@velaviee
@meli_bustamante
thenamesramon 10m
wehavemoxi
@thenamesramon


09:16
#ART BASEL
Female led fintech startup hustling at Art Basel Miami to promote new app empowering creative freelancers
issuewire.com · 1d · Moxi

Moxi has unique market positioning providing a consolidated solution for all four freelancer survival points

GETTING PAID AND INVOICING

MANAGING FINANCES & TAXES


PayPal
intuit quickbooks
Keeper Tax
lili
JOUST
Catch
MOXI
BONSAI
HoneyBook
trupo

WORK AGREEMENTS & CONTRACTS

FREELANCER INSURANCE

★ Please see appendix for a comprehensive competitor analysis

VALUE PROPOSITION: MOXI (BETA) VS COMPETITORS



MOST IMPORTANT ATTRIBUTES FOR FREELANCERS
Empowering freelancers to get paid for work
Managing and saving for tax
Intuitive financial management tools tailored for creative freelancers
Bespoke benefits for freelancers (ie. Health insurance)
Tools and services to legally bind work agreements (contracts, etc)
Integrated and engaged community (cultural credibility)
lili
MOXI
(BETA)
HoneyBook
JOUST
Catch
Planned for 2020
Planned for 2021
Planned for 2020
Feature not available
1
2
3
4
5
WORST
BEST

14



H1 2020	H2 2020		PIPELINE 2021

Beta launch

> Make & receive payments
> Generate invoicing
> Send payment reminders
> Create and manage gigs

Pre launch

> Beta users feedback improvements
> Advanced fee structure
> Customized for consumer finances
> Streamlined KYC onboarding

Official launch

> Project proposals
> Work agreements
> Request deposit and setup auto payments
> Bank accounts transaction feed
> Share gigs (team gigs)

Tax integration

> Advanced tax calculations
> Tax return service

Insurance and funds

> Health insurance
> Business insurance
> Disability insurance
> Retirement funds
> Merchant cash advance

Tools for small business (LLC)

> Customized payment tools for small business needs
> Batch payments for paying gig workers

Community collaboration

> Community marketplace
> Gig posting and seeking

These projections are forward-looking and cannot be guaranteed.



How we will use your investment

> So far, we have raised $150k to launch our app, start acquiring users, and establish our business model

> We are now raising additional funding to scale our user acquisition and build on our core offering



27 Ventures | creators of **MOXI**

27 Ventures Inc
New York City + San Francisco

New York office:
110 Wall Street
10005 NY, New York

www.wehavemoxi.com

@wehavemoxi